FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act of 1934 For the month of June 1, 2008 to June 30, 2008

CITYVIEW CORPORATION LIMITED SEC File No. 00028794

Level 9, 28 The Esplanade, Perth Western Australia 6000

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

Form 20-F…….☑…Form40-F.................

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .................... No....................

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-..................................

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITYVIEW CORPORATION LIMITED (Registrant)

Dated: July 25, 2008

................................................................... (Signed by) P M SMYTH Chief Executive

LIST OF AUSTRALIAN STOCK EXCHANGE (“ASX”) DOCUMENTS

For the month of June 1, 2008 to June 30, 2008

734 Update to Shareholders, June 2008

INFORMATION SUPPLIED TO AUSTRALIAN SECURITIES INVESTMENT COMMISSION (“ASIC”)

For the month of June 1, 2008 to June 30, 2008

PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION